Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
BLOCK LISTING
London, United Kingdom, 25 November 2010 — Randgold Resources Limited announces that an application has been made to the London Stock Exchange and the UK Listing Authority for a block listing of 1,000,000 ordinary shares of a par value of US$0.05 each to be admitted to the Official List. These shares will rank pari passu with the existing shares in issue.
The additional shares are to be issued as a result of future exercises under the Randgold Resources Limited Share Option Scheme, the Randgold Resources Restricted Share Scheme and the Moto Stock Option Plan.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com